EXHIBIT 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy completes merger with Petro-Canada to create Canada’s premier energy company

This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Calgary, Alberta (August 3, 2009) – Suncor Energy Inc. announced today that with the completion of its merger with Petro-Canada on August 1, the “new” Suncor Energy will begin trading on the New York Stock Exchange today and on the Toronto Stock Exchange on August 7.

“This is an important milestone for Suncor and for Canada,” said Rick George, president and chief executive officer. “Bringing together these two great success stories creates the premier Canadian energy company with the assets, people and financial strength to take on the global competition. This is the start of an exciting journey.”

Suncor Energy will be Canada’s largest energy company and the fifth largest North American-based energy company by market value when it opens trading. The new Suncor combines a leading position in Canada’s oil sands with complementary operations in refining and marketing, North American natural gas production and conventional production internationally and offshore East Coast Canada. The company also holds a significant position in Canada’s emerging renewable energy industry with wind power projects and biofuels production.

While the company will operate corporately and trade under the Suncor Energy name, it will maintain the trusted Petro-Canada brand for its refined products and national retail network, and as a proud partner of the 2010 Olympic and Paralympic Winter Games.

A strong foundation for responsible growth

The combined company’s current upstream production is approximately 710,000 barrels of oil equivalent per day (boe/d). Existing upstream production is supported by 7.5 billion barrels of proved and probable reserves, and an additional 19 billion barrels of contingent resources to support future development (see “Combined Reserves and Resources Disclosure” below).

Plans for future development and Suncor’s next stage of growth projects will be determined based on projected rates of return, near-term cash flow and risk profile. Efficiencies resulting from the merger are expected to contribute annual reductions of $1 billion in capital spending, in addition to expected annual savings of $300 million in operational expenditures.

“We will move quickly on getting the right people focused on the right opportunities,” said George. “In the near term, the focus will be very much on the people that are the foundation of this company and ensuring safe, reliable and environmentally responsible operations. By the end of the year, we expect to provide details about our strategy going forward.”

“Through this merger, we have created expectations with Canadians, Albertans, our shareholders, our community partners and stakeholders and, of course, ourselves. As of today, it will be our responsibility to meet those expectations head on.”

Stock exchange listings and dividends

Effective August 3, 2009, the common shares of Petro-Canada and the former Suncor will be delisted from the New York Stock Exchange and the common shares of the new Suncor Energy Inc. will begin trading under the symbol “SU”.  Effective August 7, 2009, the common shares of Petro-Canada and the former Suncor will be delisted from the Toronto Stock Exchange and the common shares of the new Suncor Energy Inc. will begin trading under the symbol “SU”.

Suncor’s Board of Directors has approved a quarterly dividend of $0.10 per share on its common shares, payable September 25, 2009, to shareholders of record at the close of business on September 4, 2009.”

Forward-looking statements and forward-looking information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “anticipate”, “believe”, “expected”, “will”, and similar expressions are intended to identify forward-looking statements or information. More particularly, and without limitation, this press release contains forward-looking statements and information concerning the ability of the combined company to realize the anticipated benefits and synergies of the merger, including reduced capital costs and operational expenditure savings; the timing for the delisting of the Petro-Canada shares and shares of the predecessor Suncor and the initial trading dates of the shares of the new Suncor on the New York Stock Exchange and the Toronto Stock Exchange; the combined company’s petroleum and natural gas production, reserves and resources; and certain combined operational and financial information.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks inherent in the nature of the merger and the oil and gas industry in general, including: the failure to realize the anticipated benefits of the merger and to successfully integrate Suncor and Petro-Canada; the ability of the combined company to satisfy the conditions of the listing of the shares of the new Suncor on the New York Stock Exchange and the Toronto Stock Exchange; the ability of the combined company to access sufficient capital from internal and external sources on favourable terms, or at all; operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks; commodity price, interest rate and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations; failure to realize anticipated synergies or cost savings; the uncertainty of reserve and resource estimates and estimates and projections relating to production, costs and expenses; and incorrect assessments of the value of the merger.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the anticipated benefits and value of the merger and the financial and operational results of the combined company are included in the joint information circular and proxy statement of Suncor and Petro-Canada dated April 29, 2009 (the “Joint Information Circular”), which has been filed with the applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or through the joint merger site at www.suncorpetro-canada.com.

Furthermore, the combined information set forth in this press release should not be considered to be what the actual reserves or resources would have necessarily been had the predecessor Suncor Energy and Petro-Canada operated as a single merged company as at December 31, 2008. See “Combined Reserves and Resources Disclosure” below.

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Combined reserves and resources disclosure

Reserves and resources information is before royalties and as at December 31, 2008. Readers are cautioned that the combined estimates of reserves and resources set forth above combines multiple estimates of proved and probable reserves, best estimate contingent resources and 2C contingent resources, which statistical principles indicate may be misleading as to volumes that may actually be recovered. The volumes are not intended to be indicative of volumes that may actually be recovered and are provided for illustrative purposes only. Readers are cautioned not to place undue reliance on such numbers due to a variety of risks inherent in the manner in which such volumes are presented here, including but not limited to: material differences in the manner in which Petro-Canada and Suncor calculate their reserves and resources; inherent difficulties in combining reserves and resources volumes developed under differing standards and requirements; and the use of different pricing methodology.  The contingent resources have not been adjusted for risk based on the chance of development and are not an estimate of volumes that may be recovered. Actual recovery may be materially less.  Contingent resources are not, and should not be, confused with reserves.

For additional important information in respect of the disclosure of the reserves and resources of the combined company, readers are referred to the sections of the Joint Information Circular entitled “Disclosure of Combined Reserves and Resources” and “Petro-Canada Oil and Gas Disclosure” on page 4 of the Joint Information Circular and “Selected Combined Operational Information for Amalco” starting on page 96 of the Joint Information Circular.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand – a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Media inquiries:
Renee Kelly
(403) 296-6795